EXHIBIT 99.1

Internet Gold-Golden Lines Ltd. Announces a Private
Placement of NIS 65 Million Par Value of its Series C Debentures to Israeli Investors

Ramat-Gan, Israel, December 5, 2013 - Internet Gold-Golden Lines Ltd. (NASDAQ and TASE: IGLD), today announced a private placement of NIS 65 million par value of its Series C Debentures to several Israeli institutional and qualified investors (included under the First Schedule to the Securities Law, 5728-1968), for an aggregate consideration of approximately NIS 64 million (approximately US $18 million).

The proceeds of the issuance will be used to support the Company's immediate and long-term liquidity needs.

The private placement was carried out as an increase to the outstanding Series C Debentures of Internet Gold, which were first issued in September 2010 and have identical terms. The private placement was offered to Israeli institutional and qualified investors pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series C Debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available. Initial re-sales will be restricted by applicable securities laws. This announcement is not an offer to sell or a solicitation of an offer to buy any securities.

The issuance of the newly issued Series C Debentures is subject to the listing of the additional debentures for trade on the Tel Aviv Stock Exchange.

On November 17, 2013, Midroog Ltd., an Israeli rating company affiliated with Moody’s (“Midroog”), confirmed the Baa1 rating in connection with a total possible issuance of up to NIS 125 million of Series C Debentures and also raised the Company’s outlook from Negative to Stable. The current issuance together with the November 18, 2013 issuance of NIS 60 million par value of Series C Debentures allowed the Company to reach the NIS 125 million aggregate sum.

The Israeli Tax Authority approved the formula for calculating the adjusted discount rate for all Series C Debentures, for tax purposes. According to the principles set out by the tax authority, as a result of the private placement, the adjusted discount rate for all Series C Debentures is 2.60%. The adjusted discount rate is calculated solely for the purpose of withholding tax in connection with the discount amount upon repayment of the Series C Debentures and it does not reflect the final tax liabilities of Series C bondholders.

The transaction was led by Clal Finance Underwriting Ltd.

Forward-Looking Statements
This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold’ filings with the Securities Exchange Commission, including Internet Gold’s Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.